Exhibit 99.3

New Financing Arrangements

The descriptions of the financing arrangements do not purport to be complete and are qualified in their entirety by reference to the financing arrangements, copies of which are filed as exhibits 99.4, 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10 to the Form 6-K filed by Alvotech on November 17, 2022, and incorporated by reference herein.

Capitalized terms used but not otherwise defined herein have the meanings given to them in the respective documents.

Amendment to the Senior Bonds

On December 14, 2018, Alvotech Holdings S.A. (“Alvotech Holdings”) issued $300.0 million in convertible bonds. The offering included $125.0 million of Tranche A bonds (the “Tranche A Senior Bonds”) that included a guarantee from Alvogen Lux Holdings S.à r.l. (“Alvogen”) and a 10% bonus if the bondholders converted at the time of an initial public offering (“IPO”). In addition, $175.0 million of Tranche B bonds (the “Tranche B Senior Bonds” and, together with the Tranche A Senior Bonds, the “Existing Senior Bonds” , which includes, for the avoidance of doubt, the additional bonds issued in June 2021 as further described below) were issued that did not have a guarantee but included a 25% bonus if the bondholders elected to convert at the time of an IPO. The bonds offered a 15% payment-in-kind interest rate and a put option to sell the bonds back to Alvotech if an IPO had not occurred within three years from the original date of issuance.

On June 24, 2021, holders of the Existing Senior Bonds converted $100.7 million of principal and accrued interest and $4.8 million of additional premium offered by Alvotech Holdings to the bondholders into 455,687 Class A ordinary shares of Alvotech Holdings. Following the conversion, certain bondholders elected to redeem their remaining Existing Senior Bonds for cash, resulting in the payment of $54.1 million in outstanding principal and accrued interest plus an additional $6.1 million of premium that the bondholders elected to be paid in cash. The remaining unconverted and unredeemed Existing Senior Bonds were rolled over into new bonds with an extended maturity of June 2025 and the elimination of conversion rights, among other amendments to the terms and conditions. Such Existing Senior Bonds, including an additional premium of $2.6 million and an extension premium of $8.1 million offered to the bondholders in the form of additional bonds, totaled $280.9 million. Alvotech Holdings also issued an additional $113.8 million of Existing Senior Bonds to one previous bondholder and one new bondholder.

In January and June of 2022, Alvotech Holdings amended the terms of the outstanding bonds. The amendments resulted in the interest rate on the bonds ranging from 7.5% to 10.0%, depending on the amount of aggregate net proceeds following the closing of the business combination by and among Oaktree Acquisition Corp. II, Alvotech Holdings and Alvotech (the “Business Combination”). Additionally, Alvotech made a payment of a $5.0 million consent fee to the bondholders who did not vote against the Business Combination Agreement dated as of December 7, 2021, as amended, by and among OACB, Alvotech Holdings and Alvotech. The payment was made in July 2022. The amendment also included a requirement for Alvotech to maintain a minimum of $25.0 million of restricted cash in a separate liquidity account. As a result of the closing of the Business Combination, there was a change in cash flows on the bonds related to the increase in interest rate from 7.5% to 10.0%. Alvotech remeasured the carrying value in accordance with IFRS 9 to the present value of the revised cash flows and recognized a $6.5 million loss on the remeasurement of the Existing Senior Bonds.

On November 16, 2022, Alvotech and the bondholders amended and restated certain terms and conditions of the Existing Senior Bonds and issued new senior bonds in an aggregate principal amount equal to $70,000,000 (the “New Senior Bonds” and, together with the Existing Senior Bonds, the “Senior Bonds”). The New Senior Bonds were issued subject to the terms of the Existing Senior Bonds, as amended and restated.

The coupon rate applicable to the Senior Bonds is 12.00% per annum, that, subject to certain step down provisions, may be lowered to 11.375% (if Alvotech raises more than $75.0 million but less than $150.0 million in net proceeds from the issuance of new equity) or 10.75% (if Alvotech raises more than $150.0 million in net proceeds from the issuance of new equity). Alvotech shall use commercially reasonable endeavors to procure that the aggregate amount of the net proceeds of all new equity is (i) not less than $75.0 million by December 15, 2022, and (ii) not less than $150.0 million by March 31, 2023, inclusive of any net proceeds raised in (i). This step down provision is subject to certain further conditions, including the FDA approval of a biologics license application for AVT02 on or before March 31, 2023.

For interest accrued until (and including) December 15, 2023, Alvotech has the option to elect that interest accrued in excess of 8.50% per annum be capitalized and added to the outstanding principal amount of the Senior Bonds then outstanding. Interest accrued as of (and including) December 16, 2023 will be payable in cash in arrears on each coupon payment date.

In addition, Alvotech will (i) grant the bondholders penny warrants representing 1.5% of its fully diluted ordinary share capital outstanding as at December 15, 2022 if the aggregate amount of the net proceeds of all new equity issuances from November 16, 2022 through December 15, 2022 is less than $75.0 million; and (ii) grant the bondholders penny warrants representing 1.00% of its fully diluted ordinary share capital outstanding as at March 31, 2023 if the aggregate amount of the net proceeds of all new equity issuances from November 16, 2022 through March 31, 2023 (inclusive of any net proceeds raised in (i)) is less than $150,000,000. Each warrant will entitle the bondholders, upon exercise, to receive from Alvotech one fully paid and non-assessable ordinary share of Alvotech, at the exercise price of one cent ($0.01) per share.

The bondholders will be entitled to appoint one observer to receive all information provided to, and attend meetings of, Alvotech’s board of directors (and any committees or groups thereunder).

The Alvogen Facility

On November 16, 2022, Alvotech, as borrower, entered into a subordinated loan agreement with Alvogen, as lender, for a loan in an aggregate principal amount equal to $112.5 million (the “Alvogen Facility”). The Alvogen Facility comprises (i) a cash facility for drawn by Alvotech in an aggregate principal amount of $50 million, and (ii) a cashless rollover facility of the Alvogen bridge loans in an aggregate principal amount equal to $62.5 million (as further described below). The Alvogen Facility bears an interest rate of 17.50% per annum. The interest rate may be reduced to 15% per annum if Alvotech receives FDA approval for AVT02 and raises $75.0 million in net proceeds from the issuance of new equity by December 15, 2022, and $150.0 million in net proceeds from the issuance of new equity (including net proceeds raised by December 15, 2022) by March 31, 2023. Interest is payable on June 30 and December 31 of each year and, on the interest payment date, shall be capitalized and added to the outstanding principal amount of the loan then outstanding and will accrue interest at the rate then applicable. Alvotech can draw on the cash facility in one or more installments but no amount repaid or prepaid may subsequently be re-borrowed. Alvogen is obligated to the cash facility under the Alvogen Facility if Alvotech has not raised $50.0 million in net proceeds from the issuance of new ordinary equity, preference shares and/or convertible bonds by December 15, 2022 (such raise, a “Successful New Capital Increase”).

The Alvogen Facility is subordinated to the Senior Bonds (described above in the section “Amendment to the Senior Bonds”) and pari passu with the Aztiq Convertible Bond (as defined and described below). Subject to limitations resulting from the subordination, Alvotech may repay the Alvogen Facility, in whole or in part, at any time during the term of the loan. The outstanding amounts of the Alvogen Facility will become due and payable if the Senior Bonds (as discussed above in section “Amendment to the Senior Bonds”) have been repaid in full. The principal amount of the loan together with the accrued interest will be repaid by Alvotech on December 24, 2025 at the latest.

Under the terms of the Alvogen Facility, without the prior approval of Alvogen, Alvotech shall not be permitted to enter into any separate agreements that allow any outstanding indebtedness that (i) is secured on a basis junior to the Senior Bonds, (ii) is subordinated to the Senior Bonds, but senior to Alvotech Facility, (iii) is subordinated in the right of payment to the Alvotech Bonds and senior in right of payment to Alvotech Facility, or (iv) is pari passu with or senior to the Alvotech Facility.

Alvotech and Alvogen further agreed that the existing Alvogen bridge loans, dated April 11, 2022 and June 1, 2022, for an aggregate outstanding amount of $62.5 million, are rolled over and are now subject to the terms of the Alvogen Facility. The rolled-over amount of the Alvogen bridge loans do not apply towards the $50.0 million of the Alvogen Facility.

In connection with the Alvogen Facility, Alvotech and Alvogen entered into a warrant agreement on November 16, 2022 as described below.

Alvogen Warrant Agreement

On November 16, 2022, in connection with the Alvogen Facility described above, Alvotech entered into a warrant agreement (the “Alvogen Warrant Agreement”) with Alvogen, pursuant to which Alvogen will subscribe for warrants (the “Warrants”), allocated for no consideration. The Warrants will be issued, subject to the receipt of the warrant subscription form duly executed by Alvogen, on the Trigger Date (as defined in the Alvogen Warrant Agreement), which is either (i) December 15, 2022, if a Successful New Capital Increase (as defined in the Alvogen Warrant Agreement) has not occurred on or before that date, or (ii) December 20, 2022 if any amount remains outstanding pursuant to the Alvogen Facility (as described above) on that date. Each Warrant entitles Alvogen, upon exercise, to receive from Alvotech one fully paid and non-assessable ordinary share of Alvotech, at the exercise price of one cent ($0.01) per share, subject to certain adjustments stipulated in the Alvogen Warrant Agreement. The Warrants shall not entitle the holder to any of the rights provided to the shareholders of Alvotech.

With each drawing under the Alvogen Facility, the number of Warrants that may be exercised is increased on a pro rata basis in accordance with the formula set out in the Alvogen Warrant Agreement. The Warrants that are exercisable may be exercised for cash only during the exercise period, which commences on the Trigger Date and terminates at the earliest of (i) the liquidation of Alvotech in accordance with Alvotech’s articles of association or (ii) five (5) years after the date on which Alvotech issued the Warrants (the “Expiration Date”). Each Warrant not exercised or not exercisable on or before the Expiration Date shall become void.

Under the terms of the Alvogen Warrant Agreement, Alvogen is not permitted to transfer any Warrants, without the prior consent of Alvotech, unless such transferee is considered a Permitted Transferee (as defined in the Alvogen Warrant Agreement). The Alvogen Warrant Agreement further provides that, upon the occurrence of certain events, the number of ordinary shares of Alvotech issuable upon exercise of the Warrants, may, subject to certain conditions as set out in the Alvogen Warrant Agreement, be adjusted. The Alvogen Warrant Agreement also provides customary registration rights for the ordinary shares of Alvotech underlying the Warrants, but not for the Warrants themselves.

Aztiq Facility Contribution

Share Purchase Agreement

On November 16, 2022, Alvotech, as buyer, entered into a share purchase agreement (the “Share Purchase Agreement”) relating to shares in Fasteignafélagið Sæmundur hf. (“Saemundur”) with ATP Holdings ehf., an affiliate of Aztiq, as seller (the “Aztiq Facility Contribution”). Pursuant to the Share Purchase Agreement, Alvotech is purchasing 99.99% of the shares in Saemundur for a purchase price of $80,000,000 by issuing the Aztiq Convertible Bond, as defined and discussed below. Concurrently with the Share Purchase Agreement, Alvotech hf. entered into a share transfer agreement with Aztiq Pharma ehf. for the purchase of the one remaining share in Saemundur from Aztiq Pharma ehf. for an amount of ISK 10. At the time of closing, Saemundur’s only asset was the property where Alvotech’s Reykjavik manufacturing and research facility (the “Facility”) are located.

As a condition precedent to the transaction, Saemundur entered into a loan facility with Landsbankinn hf., an Icelandic bank, secured with a first priority mortgage over the Facility (the “Saemundargata Loan”). The proceeds of the Saemundargata Loan are to be used to refinance Saemundur’s previous indebtedness, release the previous mortgage, and to provide approximately $16 million in additional cash for the Alvotech group. In addition, on November 16, 2022 and as a condition precedent to the Share Purchase Agreement, Saemundur entered into a service agreement with Floki Invest ehf. (“Floki”) (the “Saemundur Service Agreement”) pursuant to which Floki will provide certain administrative and financial services to Saemundur for a service fee of ISK 4,500,000 per month. The Saemundur Service Agreement was entered into for an initial term expiring December 31, 2023, which will automatically extend for successive 12-month periods unless the agreement is terminated by either party with three months’ prior notice.

Aztiq Convertible Bond

On November 16, 2022, Alvotech entered into a subscription agreement and a convertible bond instrument with ATP Holdings ehf., an affiliate of Aztiq. Pursuant to the subscription agreement, Alvotech agreed to issue, and ATP Holdings ehf. agreed to subscribe for, convertible bonds in an aggregate principal amount equal to $80 million (which can be increased to $105 million (excluding any amount resulting from capitalization of PIK interest accrued) pursuant to the terms thereof) (the “Aztiq Convertible Bond”). The Aztiq Convertible Bond was entered into and issued on cashless basis as consideration for the Aztiq Facility Contribution, described above, and carries an interest of 12.50% per annum. Coupons are payable in six-monthly intervals and each coupon that is accrued shall be capitalized and added to the outstanding principal amount of the bonds then outstanding, will be treated as part of the principal amount of the bonds and will accrue interest. Each bond will cease to accrue interest when such bond is redeemed or repaid.

Bondholders have the right to convert their bonds into ordinary shares of Alvotech credited as fully paid on December 31, 2023, June 30, 2024, or when the bond has been called or put up for redemption, including on the maturity date; provided that each exercise of the conversion right must be with respect to a principal amount of at least $5,000,000, or if such exercise is with respect to all of the Bonds held by the relevant Bondholder and the principal amount of such Bonds is less than $5,000,000, such lesser amount. The conversion price is $10.00 per share, subject to certain adjustments stipulated in the convertible bond instrument.

The Aztiq Convertible Bond will be subordinated to the Senior Bonds (described above in the section “Amendment to the Senior Bonds”) and payment obligations of Alvotech under the Aztiq Convertible Bond rank at least equally with all of Alvotech’s other present and future direct, unsubordinated, unconditional and unsecured obligations (except for the Senior Bonds).

The Aztiq Convertible Bond matures on November 16, 2025. Alvotech has the option to redeem the bonds, in whole but not in part, prior to the maturity date.

Aztiq Services Agreement

On November 16, 2022, Alvotech entered into a transition services agreement with Aztiq Consulting ehf (“Aztiq Consulting”) (the “Aztiq Services Agreement”), pursuant to which Aztiq Consulting will provide to Alvotech certain corporate administrative, legal, financial, and facility management services (the “Standard Services”) and other ad hoc services as requested by Alvotech from time to time (the “Ad Hoc Services” and, together with the Standard Services, the “Services”). The Standard Services provided by Aztiq Consulting will be charged at a monthly rate of $25,000 (the “Monthly Fee”), and Ad Hoc Services will be remunerated by means of a separate fee letter. At least once per year, the parties will review whether the Services are still required, whether the Services can be amended or terminated, and whether the Monthly Fee remains on an arm’s length basis. Any form of intellectual property rights resulting from the Aztiq Services Agreement shall remain the sole property of Aztiq Consulting, except for any intellectual property rights that are specifically developed by Aztiq Consulting for Alvotech as a service deliverable. Unless terminated earlier, the Aztiq Services Agreement will be for a duration of three years. The Aztiq Services Agreement can be terminated (i) by Alvotech for any reason upon providing 60 days’ notice, or (ii) by Aztiq Consulting (a) upon failure by Alvotech to pay any undisputed fees; (b) if Alvotech is in material breach of the Aztiq Services Agreement and that breach has not or cannot be remedied within 60 days of a notice from Aztiq Consulting; or (c) if Alvotech is subject to an Insolvency Event (as defined in the Aztiq Services Agreement).

Additional Risk Factors

Covenants under the Senior Bonds and the Aztiq Convertible Bond, and any future debt arrangements may result in the acceleration of outstanding indebtedness and limit the manner in which we operate.

The Senior Bonds, as amended and restated on November 16, 2022, and the Aztiq Convertible Bond issued on November 16, 2022 (together, the “Bond Agreements”) contain customary terms and covenants, as well as customary events of default, after which the bonds may be due and payable immediately, including defaults related to payment compliance, material inaccuracy of representations and warranties, covenant compliance, material adverse changes, bankruptcy and insolvency proceedings, judgments against us, and change of control or delisting events.

In addition, the Bond Agreements contain, and any future indebtedness we incur may contain, various negative covenants that restrict or may restrict, among other things, our ability to:

•	incur additional indebtedness, guarantee indebtedness or issue disqualified shares or, in the case of such subsidiaries, preferred shares;

•	declare or pay dividends on, repurchase or make distributions in respect of, their capital stock or make other restricted payments;

•	make investments or acquisitions;

•	create liens;

•	enter into agreements restricting certain subsidiaries’ ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets and the assets of our restricted subsidiaries;

•	enter into transactions with affiliates;

•	sell, transfer or otherwise convey certain assets; and

•	prepay certain types of indebtedness.

As a result, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities, repurchase our ordinary shares or finance future operations or capital needs.

Servicing these bonds requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. If we are unable to make our quarterly instalment payments in cash, we may be forced to issue a significant number of ordinary shares which could dilute existing shareholders. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The issuance of new shares, convertible bonds or warrants will cause dilution to our existing shareholders, and could cause the market price of our shares to fall.

Pursuant to the terms of the amended Senior Bonds, we are required to use commercially reasonable endeavors to raise new funding through issuance of its additional shares (by way of ordinary shares, structured equity and/or preference shares) and/or unsecured convertible bond(s), for net proceeds of at least $75.0 million by December 15, 2022, and $150.0 million by March 31, 2023. If we fail to raise at least $75.0 million by December 15, 2022, we are required to grant a penny warrant representing 1.5% of the ordinary share capital to the bondholders, and if we fail to raise at least $150.0 million by March 31, 2023, we are required to grant a penny warrant representing 1.00% to the bondholders. In addition, we entered into the Alvogen Warrant Agreement pursuant to which we are required to issue penny warrants, each of which entitles Alvogen, upon exercise, to receive from Alvotech one fully paid and non-assessable ordinary share of Alvotech, at the exercise price of one cent ($0.01) per share, if (i) a Successful New Capital Increase has not occurred on or before December 15, 2022, or (ii) any amount remains outstanding pursuant to the Alvogen Facility on December 20, 2022.

Raising new funding through the issuance of ordinary shares or convertible bonds, or the granting of warrants, would result in dilution to the interests of other existing shareholder. Additionally, the issuance of a substantial number of new shares, either directly, through convertible bonds or through warrants, or the anticipation of such issuance, could also harm the prevailing market price of our shares.

A disruption at any of our main manufacturing facilities could materially and adversely affect our business, financial condition and results of operations.

On November 16, 2022, we acquired our Reykjavik manufacturing and research facility through the purchase of the shares in Saemundur from ATP Holdings ehf., a related party. Simultaneously, we entered into a loan facility for $50.0 million with Landsbankinn hf., secured with a first priority mortgage over the facility. As owners of the manufacturing and research facility, we are responsible for the maintenance, upkeep and improvements of the facility, for obtaining and maintaining all permits related to the facility and activities therein, and a significant disruption at the facility, whether it be due to fire, natural disaster, power loss, intentional acts of vandalism, climate change, war, terrorism, insufficient quality, or cyber-attacks could materially and adversely affect our business. In addition, failure to make timely payments under the loan facility with Landsbankinn hf. may lead to the loss of our facility and equipment therein.